Exhibit 10.28

Certain confidential information contained in this document, marked by [**], has been redacted in compliance with Regulation S-K Item 601(a)(6).

July 9, 2023

Helmut Zodl

[**]

[**]

Dear Helmut,

I am pleased to offer you the position of Chief Financial Officer, reporting directly to me. This position will be based out of our Headquarters in Glendale, Wisconsin.

Start Date

Your start date is estimated to be September 5, 2023 unless you advise me otherwise. This date is subject to completion of standard company background check process.

Base Salary

You will receive an initial annual base salary of $750,000. Your salary will be paid according to the normal and customary payroll process of the Company. You will be eligible for future base salary reviews and increases at the Company’s discretion.

Annual Incentive Performance Plan (AIP)

You will participate in the Clarios Annual Incentive Plan (AIP) at a target of 100% of your annual base salary effective October 1, 2023. Actual incentive payments to you under the AIP can range from 0% of target to as much as 200% of target and are subject to applicable withholdings. Determination of actual award levels relative to the target award will be based on achievement of performance goals outlined at the start of the plan year. These awards are generally paid to participants in December of each year for the previous fiscal year.

If Clarios FY24 AIP performance results in a payout below target, the difference between the actual payout earned and your target payout level (100% of your base salary) will be paid to you in a supplemental payment such that you will receive no less than a target payout for the FY24 plan year. Any supplemental payment provided will be paid on or around the same time that payments under the AIP are made for the FY24 plan year.

Long-Term Incentive Plan

In this position you will be eligible to participate in the Clarios Executive Long-Term Incentive Program (ELTIP) effective January 1, 2024, a copy of which is attached to this letter (the “ELTIP document) letter. You will receive 920,000 General Option Units under the ELTIP, which for you represents a portion of the total profit pool on Brookfield’s sale proceeds, net of all sales costs, less 2.4 times Brookfield’s initial invested capital of approximately US$2,932 Million, or less

US$7,037 Million1. You will also receive 230,000 Stretch Option Units under the ELTIP, which represents a portion of Brookfield’s sale proceeds, net of all sales costs, less 3 times Brookfield’s initial invested capital of approximately US$2,932 Million, or less US$8,796 Million2. The General Option Units, and Stretch Option Units will vest 20% per year, provided you are employed on each annual vesting date (defined per the ELTIP).

You will also receive a one-time bonus in the amount of US $5 Million (cash bonus) if the Sale Proceeds, as defined under the ELTIP, is at or above 2.4x Brookfield’s initial invested capital of approximately US$2,932 Million, US$7,037 Million. This cash payment will vest 20% per year, provided you are employed on each annual vesting date (defined per the ELTIP), and paid in connection with a Change in Control, as defined in the ELTIP. Determination of the payout of actual awards relative to the target payout will be based on the achievement of monetization goals outlined in the ELTIP document.

Sign-On Bonus

Additionally, you will receive two sign-on bonuses totaling $3,500,000, The first bonus in the amount of, $1,000,000 will be paid to you on or around September 5, 2023. The second bonus in the amount of $2,500,000 will be paid to you on or around March 1, 2024. Should you voluntarily terminate your employment prior to the third anniversary of the second payment (on or around March 1, 2027) you will be required to reimburse the Company the entire amount of all sign-on bonuses ($3,500,000). A separate Sign-On Bonus Repayment Agreement is attached and must be returned upon your acceptance of this offer.

Relocation

As discussed, we will provide full relocation assistance from your primary residence in Florida, and additionally provide a household goods move from your Chicago residence to Milwaukee. Relocation assistance will be managed by our external partner, SIRVA. All relocation benefits that are provided to you are subject to repayment in certain termination situations. A separate Relocation Repayment Agreement which outlines these specific repayment terms is attached and must be returned upon your acceptance of this offer.

Deferred Compensation

In your position, you are eligible to participate in the Clarios Senior Executive Deferred Compensation Plan, a key executive benefit. The Plan allows you to defer a portion of your base salary and annual bonus.

[1]	General Option Units under the ELTIP have a notional strike price at Brookfield’s invested capital of $1o.oo per unit, and your grant will have an effective strike price of $24.00 per unit.
[2]	Stretch Option Units under the ELTIP have a notional strike price at 3 times Brookfield’s invested capital of $10.00 per unit, and your grant will have an effective strike price of $30.00 per unit.

Certain confidential information contained in this document, marked by [**], has been redacted in compliance with Regulation S-K Item 601(a)(6).

Flexible Perquisites

You will also be able to participate in the Flexible Perquisites Plan which provides you with up to 5% of your annual base salary each year to cover financial planning expenses, including tax planning. All flexible perquisite payments are subject to standard withholding deductions.

Benefits

You will be eligible for all employee benefits that the company customarily makes available to employees in positions comparable to yours. The specific benefits available to you, and the eligibility requirements for such benefits, are governed by the terms and conditions of the applicable plan documents. Employee contributions may be required to participate in certain plans and programs. More information regarding the benefit plans and programs will be provided to you prior to your benefit enrollment period.

Severance Benefits

You will be eligible for the Clarios Severance Plan for Certain U.S. Executives.

Vacation

Per Company policy, you will be eligible for 20 vacation days per calendar year. The amount of vacation you will be eligible for this calendar year will be dependent on your start date and pro-rated accordingly. The use of such vacation is subject to the terms and conditions of the Company’s vacation policy in effect at any given time.

Restrictive Covenants

Non-Competition: In accepting this employment offer, and in consideration of this employment offer, your continued employment, and/or the Company’s obligation and promise to provide you with confidential and propriety information pertaining to its business operations and/or customers, and your promise and obligation not to use or disclose that information except in the course of performing your job duties, you agree that, except as prohibited by law, during your employment with the Company or its parent, subsidiaries or affiliates, and for the one (1) year period following your termination of employment for any reason, you will not directly or indirectly, own, manage, operate, control (including indirectly through a debt, equity investment, or otherwise), provide services to, or be employed by, any person or entity engaged in any business that (i) conducts or is planning to conduct a business in competition with any business conducted or planned by the Company or its parent, subsidiaries, or any of its Affiliates including but not limited to any business or Company engaged in the business of energy storage solutions, battery manufacturing, battery and energy storage solutions distribution, and battery technologies; or (ii) designs, develops, produces, distributes, offers for sale or sells a product or service that can be used as a substitute for, or is generally intended to satisfy the same customer needs for, any one or more products or services designed, developed, manufactured, produced, distributed or offered for sale or sold by any of the Company’s businesses (1) that is located in a region where Employee had substantial responsibilities during the twenty-four (24) month period preceding Employee’s Termination Date, and (2) for which Employee (A) was materially involved in during the twenty-four (24) month period preceding Employee’s Termination Date, or (8) had knowledge of operations or substantial exposure to during the twenty-four (24) month period preceding Employee’s Termination Date.

Certain confidential information contained in this document, marked by [**], has been redacted in compliance with Regulation S-K Item 601(a)(6).

Non-Solicitation of Customers: In accepting this employment offer, and in consideration of this employment offer, except as prohibited by law, you further agree that during your employment with the Company or its parent, subsidiaries or affiliates, and for the two (2) year period thereafter, you will not directly or indirectly, on Employee’s own behalf or on behalf of another (i) solicit, aid or induce any customer of the Company or its Affiliates that Employee was responsible for, directly or indirectly through direct supervisor or management of other employees, departments or business units of the Company, to purchase goods or services then sold by the Company or its Affiliates from another person or entity, or assist or aid any other person or entity in identifying or soliciting any such customer, or (ii) solicit, aid or induce any customer that was pursued by the Company and where Employee had direct contact, participated in the contact, or had knowledge of Confidential Information because of Employee’s employment with the Company within the twenty-four (24) months preceding Employee’s Termination Date if that sale or service would be located in a region where Employee had substantial responsibilities while employed by the Company or its Affiliates .

Non-Solicitation of Employees: In accepting this employment offer, and in consideration of this employment offer, except as prohibited by law, you further agree that during your employment with the Company or its parent, subsidiaries or affiliates, and for the two (2) year period thereafter, you will not, directly or indirectly, on your own behalf or on behalf of another solicit, recruit, aid or induce employees of the Company or any of its Affiliates (a) who were directly managed by or reported to Employee as of the date of Employee’s termination, or (b) with whom Employee has had material contact with during the twelve (12) months period preceding Employee’s termination and who had access to Confidential Information, trade secrets or customer relationships, to leave their employment with the Company or its Affiliates in order to accept employment with or render services to another person or entity unaffiliated with the Company or its Affiliates, or hire or knowingly take any action to assist or aid any other person or entity in identifying or hiring any such employee.

Irreparable injury will result to the Company, its business, and its parent, subsidiaries or affiliates in the event of a breach by you of any of your covenants and commitments you have accepted as a condition of this employment offer, including the covenants of non-competition and non-solicitation. Therefore, in the event of a breach of such covenants and commitments, the Company reserves all rights to seek any and all remedies and damages permitted under law, including, but not limited to, injunctive relief, equitable relief and compensatory damages. The non-competition and non-solicitation provisions are expressly intended to benefit the Company (which includes its parents, subsidiaries and/or affiliates as third party beneficiaries) and its successors and assigns; and the parties expressly authorize the Company (including all third party beneficiaries) and its successors and assigns to enforce these provisions.

Certain confidential information contained in this document, marked by [**], has been redacted in compliance with Regulation S-K Item 601(a)(6).

Conditions of Employment

Please be advised that notwithstanding anything in this offer letter to the contrary, neither this letter nor any statement made by the Company or its parent, subsidiaries or affiliates is intended to be a contract of employment for a definite period of time. That means that the employment relationship established by this letter is ““at will”” and either you or the Company may terminate the employment relationship at any time and for any reason, with or without cause or notice. Further, the Company may from time to time, and in its sole discretion, change the terms and conditions of your employment and benefits, with or without notice, and all payments are subject to applicable taxes and other deductions required or permitted by law.

Your employment will be conditioned upon your execution of this letter, and execution of and ongoing compliance with the terms of (1) the Company’s Code of Ethics, Values First and (2) any conditional documents, including a Non-Compete, Non-Solicit, Confidentiality and/or other Restrictive Covenants that are presented with this offer.

In addition, the conditions of this letter are contingent upon the completion of a drug test and background check. You will also be required to complete the employee portion of the documentation (Form 1-9) on your first day to satisfy the legal requirements under federal immigration laws of identifying that you have the unrestricted legal authority to work in the United States.

Helmut, I am excited at the prospect of you joining our team and the contributions you will make to Clarios. Your skills, background and experience will enrich and strengthen our senior leadership team.

Sincerely,

/s/ Mark Wallace
Mark Wallace
Chief Executive Officer, Clarios

Attachments:

Relocation Repayment Agreement HZodl

Sign-on Bonus Repayment Agreement HZold 07 07 23

Clarios Relocation Policy Executive (2019-05-05)

Clarios International Executive Long-Term Incentive Plan (ELTIP)

Certain confidential information contained in this document, marked by [**], has been redacted in compliance with Regulation S-K Item 601(a)(6).

I have read and understand the above offer of employment and agree to the terms and conditions set forth by this offer.

/s/ Helmut Zodl

Helmut Zodl

7/9/2023

Date

Certain confidential information contained in this document, marked by [**], has been redacted in compliance with Regulation S-K Item 601(a)(6).